Exhibit 99.1

Kenon’s Subsidiary OPC Energy Ltd. Announces Entry into Equipment Supply
Agreement in relation to Hadera 2 Project

Singapore, March 2, 2026. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) has announced that the project company Hadera 2 (“Hadera 2”) has entered into an agreement with GE Vernova  (the “Supplier”) for the supply of the main equipment for the Hadera 2 project, a plan for the construction of a natural gas-fired power plant on land adjacent to OPC’s Hadera power plant, including gas and steam turbines and related auxiliary systems, as well as a maintenance agreement in respect of such equipment.

The consideration payable to the Supplier under the agreement is to be paid on scheduled payment dates (some of which have occurred as of the date of the OPC announcement), which consideration is expected to constitute approximately 20% of the estimated project cost.

For further information on Hadera 2 project, see Kenon’s Reports on Form 6-K furnished to the U.S. Securities and Exchange Commission on November 19, 2025 and August 11, 2025.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “estimate,” “intend,” “plan,” “believe,” “likely to” or “should,” or other similar expressions. These statements include statements about the Hadera 2 project, the equipment supply agreement for the Hadera 2 project and its expected portion of the estimated project costs, and other non-historical statements. These forward-looking statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to the Hadera 2 project including whether the project proceeds and, if it does proceed, the terms, cost and timing of the project, and performance under the agreement described herein and other risks, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.